EXHIBIT 99.2
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AsiaSat

   MODERNDAY* AND ASIASAT JOINTLY ANNOUNCE PROPOSED PRIVATISATION OF ASIASAT

Hong Kong, 14 February 2007 - Asia Satellite Telecommunications Holdings Limited (`AsiaSat' - SEHK: 1135HK; NYSE: SAT) and Modernday Limited*(Offeror) jointly announced today the proposed privatisation of AsiaSat through a scheme of arrangement under which all shares, including all shares underlying American Depositary Shares (ADS), not already held by AsiaSat's controlling shareholder will be cancelled in exchange for the share offer price of HK$18.30 per share.

For AsiaSat shareholders, the cancellation price of HK$18.30 per share represents a premium of approximately 30.7% over the closing price of HK$14 per share as quoted on the Hong Kong Stock Exchange on 8 February 2007, the day prior to the suspension of AsiaSat's shares.

Offeror is a BVI incorporated company jointly owned by Able Star, an indirect wholly-owned subsidiary of CITIC Group, and GE Equity, an indirect wholly-owned subsidiary of General Electric Capital Corporation. The General Electric group is also proposing to acquire an interest in AsiaSat's controlling shareholder. On completion of the acquisition and the privatisation, AsiaSat will be jointly indirectly owned by CITIC Group and General Electrical Capital Corporation.

A joint announcement issued today said that the privatisation follows persistent over-supply of transponder capacity and the slow introduction of new applications in the Asia-Pacific region. As a result, the satellite market in the region remains very competitive, and AsiaSat's share price has not performed satisfactorily. In the three year period prior to the Announcement date, the price of AsiaSat's shares decreased by 11.9% compared to an increase of 51.1% in the Hang Seng Index over the same period.

The proposed privatisation would give the management of AsiaSat greater flexibility to focus on the development of business and marketing activities. It would also relieve AsiaSat of the heavy financial and administrative burden of dual listings on both the Hong Kong Stock Exchange and the New York Stock Exchange, which are disproportionate to the benefits of maintaining such listings. The proposed privatisation is subject to a number of conditions.

It is the intention of Offeror to maintain the existing business of AsiaSat upon the successful privatisation of AsiaSat. No major changes to the existing operating and management structure are expected to be introduced as a result of the implementation of the privatisation.

For AsiaSat customers, there will be no change.

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The total amount of cash required to effect the  privatisation is approximately
HK$2,235 million, which will be financed with from the existing resources of CITIC Group and GE Equity.

At the Company's request, trading in AsiaSat's shares on the Hong Kong Stock Exchange was suspended from 11.19 a.m. on 9 February 2007 (Hong Kong time) and trading in the ADSs on the New York Stock Exchange was suspended on 9 February 2007. An application has been made by AsiaSat to the Hong Kong Stock Exchange for resumption of trading in AsiaSat's shares with effect from 9:30 a.m. on 14 February 2007 (Hong Kong time) and trading will resume in the ADSs with effect from commencement of the New York Stock Exchange trading day on 14 February
2007. A detailed announcement is posted today with the relevant stock exchanges, on AsiaSat's website, and published in newspapers.

The full text of the joint  announcement  can be  viewed  in The  Standard  (in
English)   and  The  Hong   Kong   Economic   Times   (in   Chinese)   and  at:
http://www.asiasat.com.

*  UNDERGOING A CHANGE OF NAME TO ASIACO ACQUISITION LIMITED

AsiaSat contacts:

Sabrina Cubbon,                             Winnie Pang,
General Manager Marketing                   Corporate Affairs Manager
Tel:     (852) 2500 0899                    Tel:     (852) 2500 0880
Mobile:  (852) 9097 1210                    Fax:     (852) 2500 0895
Fax:     (852) 2500 0895                    Email:   wpang@asiasat.com
Email:   scubbon@asiasat.com

Statements in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Reform Act provides a "safe harbour" for certain forward-looking statements so long as this information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. When used in this press release, the words "estimate", "plan", "project", "anticipate", "expect", "intend", "outlook", and other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties which are more specifically set forth in AsiaSat's Annual Report on Form 20-F for the year ended 31st December, 2005 on file with the U.S. Securities and Exchange Commission. These risks and uncertainties include but are not limited to (1) risks associated with technology, including delayed launches, launch failures and in-orbit failures, (2) regulatory risks, and (3) litigation and market risks. The foregoing list of important factors is not exclusive. Furthermore, AsiaSat operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond AsiaSat's control.